UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2024

STRATA POWER CORPORATION

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(Registrant’s Name)

34334 Forrest Terrace

Abbotsford, C V2S 1G7

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(Address of principal executive office)

Indicate  by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F [X]      Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K filing is made to mirror similar filings made by the Registrant on SEDAR in Canada in accordance with its Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

Exhibit No.	Description
99.1	SPOWF – 2024 Q3 – Interim Financial Statements
99.2	SPOWF – 2024 Q3 – MD&A
99.3	SPOWF – 2024 Q3 – Certification CEO
99.4	SPOWF – 2024 Q3 – Certification CFO

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Power Corporation

/s/ Trevor Newton______________

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President

Date: November 13, 2024

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